1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	June 23 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

SUBSCRIPTIONS OF WEALTH MANAGEMENT PRODUCTS

Reference is made to the announcement of the Company regarding the First Purchase of Wealth Management Products of CGB dated 10 November 2014 and the announcement of the Company regarding the Second Purchase of Wealth Management Products of CGB dated 16 February 2015.

The Board announces that, on 23 June 2015, the Company purchased wealth management products of CGB for the third time.

Under the Hong Kong Listing Rules, the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the subscription amount under the Third Purchase of Wealth Management Products of CGB exceeds 5% but is less than 25%, which constitutes discloseable transaction of the Company. Pursuant to Rule 14.22 of the Hong Kong Listing Rules, the subscription amount under the Third Purchase of Wealth Management Products of CGB will be aggregated with the respective subscription amount under the First Purchase of Wealth Management Products of CGB and the Second Purchase of Wealth Management Products of CGB and the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%. Therefore the First Purchase of Wealth Management Products of CGB, the Second Purchase of Wealth Management Products of CGB and also the Third Purchase of Wealth Management Products of CGB constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

I.	BACKGROUND

Reference is made to the announcement of the Company regarding the First Purchase of Wealth Management Products of CGB dated 10 November 2014 and the announcement of the Company regarding the Second Purchase of Wealth Management Products of CGB dated 16 February 2015.

The Board announces that, on 23 June 2015, the Company purchased wealth management products of CGB for the third time.

II.	XINJIAXIN No. 16 RMB WEALTH MANAGEMENT PLAN PRODUCT AGREEMENT OF CGB

On 23 June 2015, the Company entered into the Xinjiaxin No. 16 RMB Wealth Management Plan Product Agreement of CGB with CGB to purchase RMB wealth management plan product, details of which are as follows:

(1)	Name of product: Xinjiaxin No. 16 RMB Wealth Management Plan Product ( )

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and income-guaranteed wealth management product

(4)	Subscription amount: RMB2 billion

(5)	Expected annualized return rate: 4.90%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual annualized return rate (365 days a year).

(7)	Value date of product: 23 June 2015

(8)	Maturity date of product: 23 September 2015

(9)	Principal guaranteed: CGB guarantees to return 100% of the principal amount and the product return to the Company on maturity date.

(10)	Right of early termination: The Company has no right of early termination. If, among others, there is market volatility which, in CGB’s reasonable opinion, makes it difficult for CGB to provide wealth management plan to its clients in accordance with the product description, CGB has the right to declare the wealth management plan not established. In such a case, CGB will return the principal to the designated account of the Company within 2 working days after the original establishment date (i.e. date of signing of the agreement). Interest for the period from the subscription date to the date of return of the principal will be calculated according to the current interest rates.

(11)	The payment of principal and return: the principal and return will be transferred to the Company’s designated account on the day after the maturity date. No interest will be borne from the maturity date to the actual payment date of the principal and return.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CGB and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

III.	REASONS AND BENEFITS FOR ENTERING INTO THE THIRD PURCHASE OF WEALTH MANAGEMENT PRODUCTS OF CGB IN 2014/2015

Without affecting the Company’s project constructions, operational liquidity and fund security, the Company utilized certain idle funds to subscribe for highly secured principal-guaranteed and income-guaranteed wealth management products from banks. Such subscription will not affect the need of working capital of the Company. Appropriate short-term wealth management with low risk exposure is conducive to enhancing the utilization of capital and increasing income from idle funds.

Therefore, the Directors consider that the Third Purchase of Wealth Management Products of CGB in 2014/2015 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IV.	IMPLICATION OF THE HONG KONG LISTING RULES

Under the Hong Kong Listing Rules, the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the subscription amount under the Third Purchase of Wealth Management Products of CGB exceeds 5% but is less than 25%, which constitutes discloseable transaction of the Company. Pursuant to Rule 14.22 of the Hong Kong Listing Rules, the subscription amount under the Third Purchase of Wealth Management Products of CGB will be aggregated with the respective subscription amount under the First Purchase of Wealth Management Products of CGB and the Second Purchase of Wealth Management Products of CGB and the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%. Therefore the First Purchase of Wealth Management Products of CGB, the Second Purchase of Wealth Management Products of CGB and also the Third Purchase of Wealth Management Products of CGB constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

V.	GENERAL

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

CGB

CGB is a licensed bank incorporated under the laws of the PRC. CGB is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Board”	the board of directors of the Company;

“CGB”	Jining branch of China Guangfa Bank Co., Ltd.;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Director(s)”	the director(s) of the Company;

“First Purchase of Wealth Management Products of CGB”	the first purchase of wealth management products of CGB according to the agreement entered into between the Company and CGB on 10 November 2014 ;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Second Purchase of Wealth Management Products of CGB”	the second purchase of wealth management products of CGB according to the agreement entered into between the Company and CGB on 16 February 2015;

“Shareholders”	the shareholders of the Company;

“Third Purchase of Wealth Management Products of CGB”	the third purchase of wealth management products of CGB according to the agreement entered into between the Company and CGB on 23 June 2015;

“%”	percentage.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 June 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC